Exhibit 99.1
ASML reports €6.7 billion net sales and €1.9 billion net income in Q3 2023
ASML confirms its expectation to grow towards 30% in 2023

VELDHOVEN, the Netherlands, October 18, 2023 – Today ASML Holding NV (ASML) has published its 2023 third-quarter results.

•Q3 net sales of €6.7 billion, gross margin of 51.9%, net income of €1.9 billion
•Quarterly net bookings in Q3 of €2.6 billion2 of which €0.5 billion is EUV
•ASML expects Q4 2023 net sales between €6.7 billion and €7.1 billion and a gross margin between 50% and 51%
•ASML confirms its expectation to grow net sales towards 30% in 2023

(Figures in millions of euros unless otherwise indicated)	Q2 2023	Q3 2023
Net sales	6,902	6,673
...of which Installed Base Management sales[1]	1,296	1,365

New lithography systems sold (units)	107	105
Used lithography systems sold (units)	6	7

Net bookings[2]	4,500	2,602

Gross profit	3,544	3,462
Gross margin (%)	51.3	51.9

Net income	1,942	1,893
EPS (basic; in euros)	4.93	4.81

End-quarter cash and cash equivalents and short-term investments	6,346	4,981
(1) Installed Base Management sales equals our net service and field option sales
(2) Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our third-quarter net sales came in at €6.7 billion, around the midpoint of our guidance, with a gross margin of 51.9%, higher than guided, primarily driven by the DUV product mix and some one-off costs effects.

"The semiconductor industry is currently working through the bottom of the cycle and our customers expect the inflection point to be visible by the end of this year. Customers continue to be uncertain about the shape of the demand recovery in the industry. We therefore expect 2024 to be a transition year. Based on our current perspective, we take a more conservative view and expect a revenue number similar to 2023. But we also look at 2024 as an important year to prepare for significant growth that we expect for 2025.

"We expect fourth-quarter net sales between €6.7 billion and €7.1 billion with a gross margin between 50% and 51%. ASML expects R&D costs of around €1,030 million and SG&A costs of around €285 million. ASML confirms its expectation for strong growth for 2023 with a net sales increasing towards 30% and a slight improvement in gross margin, relative to 2022," said ASML President and Chief Executive Officer Peter Wennink.

Update dividend and share buyback program
An interim dividend of €1.45 per ordinary share will be made payable on November 10, 2023.

In the third quarter we purchased around €100 million worth of shares under the current 2022-2025 share buyback program.

Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sarah de Crescenzo +1 925 899 8985	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

Quarterly video interview and investor call
With this press release, ASML has published a video interview in which CFO Roger Dassen discusses the 2023 third-quarter results and outlook for 2023. This video and the transcript can be viewed on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on October 18, 2023 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 42,250 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Consolidated Balance Sheets are available on www.asml.com.
The Consolidated Balance Sheets of ASML Holding N.V. as of October 1, 2023, the related Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the quarter and nine months ended October 1, 2023 as presented in this press release are unaudited.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends including expected demand recovery in the industry and expected timing thereof, demand, utilization, backlog, inventory levels, bookings and orders, outlook and expected financial results, including expected results for Q4 2023, including net sales, gross margin, R&D costs, SG&A costs, expected results for full year 2023, including expected growth in revenue and expected gross margin, estimated annualized effective tax rate and other full year 2023 expectations, expectations with respect to revenue for 2024 and growth in 2025, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, expectation to return significant amounts of cash through growing dividends and share buybacks, including the amount of shares intended to be repurchased under the program and statements with respect to dividends, statements with respect to our ESG goals and strategy and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand and semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, utilization and inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic uncertainty on the semiconductor industry, the impact of inflation, interest rates, geopolitical developments, the impact of pandemics, performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, constraints and logistics, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, and constraints on our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push outs, trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to sell our systems to certain customers, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares repurchased under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.